U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(lr).

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1.   Name and Address of Reporting Person*

     Tuchman                       Martin
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   (Last)                           (First)             (Middle)

     c/o Interpool Inc.
     211 College Road East
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                                    (Street)

     Princeton                     New Jersey            08540
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     Interpool, Inc. (IPX)

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

     November 2001

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     Chairman/CEO
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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                          11/14/01        P               286         A      13.15                   I  [1,2]
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Common Stock                          11/16/01        P               29          A      13.63                   I  [1,2]
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Common Stock                          11/16/01        P               1,686       A      13.90    740,920        I  [1,2]
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                                                                                                  6,698,728      D
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

(1) Stock acquired by The Ivy Group, a New Jersey partnership in which the reporting person holds a 28.57% interest.

(2) Aggregate indirect beneficial interest in 740,920 shares includes 4,749 shares of which Mr. Tuchman's mother is the record owner; 3,037 shares held by Mr. Tuchman's wife; 8,668 shares held by a pension plan f/b/o Mr. Tuchman; 95,919 shares held by a revocable grantor trust of which Mr. Tuchman is the grantor and trustee and Mr. Tuchman's brother is the beneficiary; 10,948 shares representing Mr. Tuchman's 99% interest in shares held by Martom Associates, a New Jersey partnership; 182,664 shares held by The Ivy Group, a New Jersey partnership in which the reporting person holds a 28.57% interest; 232,000 held by the Greene Street Fund; 202,422 shares held by the WSW Exchange Fund and 513 shares held by Kingstone Captial Group LLC, a New Jersey limited liability company in which Mr. Tuchman holds a 51.304% interest.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4, and 5)     Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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
Explanation of Responses:


       /s/ Martin Tuchman                                       12/07/01
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional Misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.